WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2016

Balance - beginning	$ 435,219
Net income	1,707,923
Distributions to Parent	(1,200,000)
Balance - end	$ 943,142

See notes to financial statements